SECURITIES AND EXCHANGE COMMISSION

                     WASHINGTON, D.C.  20549



                            FORM 11-K


            Annual Report Pursuant to Section 15(d) of
               The Securities Exchange Act of 1934



(Mark One)
[ X ] ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934.

       For the fiscal year ended        December 31, 1997
                                or
[    ] TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE
       ACT OF 1934.

       For the transition period from ____________ to ___________

       Commission File Number    0-18516  (Artesian Resources Corporation)



  A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

              Artesian Supplemental Retirement Plan

  B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                 ARTESIAN RESOURCES CORPORATION
                      664 Churchmans Road
                    Newark, Delaware  19702


              ARTESIAN SUPPLEMENTAL RETIREMENT PLAN

           Index to Financial Statements and Schedules


                                                             Page

Independent Accountants' Report                                1

Financial Statements:

    Statement of Net Assets Available for Plan Benefits at
      December 31, 1997                                        2

    Statement of Net Assets Available for Plan Benefits at
      December 31, 1996                                        3

    Statement of Changes in Net Assets Available for Plan
      Benefits for the year ended December 31, 1997           4-5

    Notes to Financial Statements                             6-9

Additional Information:

    Schedule of Investments at December 31, 1997               9

    Schedule of Reportable Transactions (series of
      transactions in one issue aggregating 5 percent or
      more of net assets) for the year ended
      December 31, 1997                                       10



                 Independent Accountants' Report



July 9, 1998


Participants and Administrator
of the Artesian Resources Corporation
Supplemental Retirement Plan

We have audited the accompanying statement of net assets available for plan benefits of Artesian Resources Corporation Supplemental Retirement Plan as of December 31, 1997 and 1996, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 1997. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1997 and 1996, and the changes in net assets available for plan benefits for the year ended December 31, 1997 in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of investments and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The Fund Information in the statements of net assets available for plan benefits and the statement of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


SIEGFRIED & SCHIEFFER, LLP



ARTESIAN RESOURCES CORPORATION
SUPPLEMENTAL RETIREMENT PLAN

Statement of Net Assets Available
For Plan Benefits at December 31, 1997


                                   Fidelity Family of Funds
                                                         MANAGED
                            EQUITY   EMERGING            INCOME   INTERMEDIATE
                          INCOME II   GROWTH   PURITAN  PORTFOLIO     BOND
Assets:
Investments, at fair value:
  Common/Collective Trusts                              $ 17,124
  Registered Investment
    Companies              $381,896  $249,126  $52,694             $132,697
  Employer Securities
Total investments           381,896   249,126   52,694    17,124    132,697

Amounts due from employer       136       237      111       122         33

Net assets available for
  plan benefits            $382,032  $249,363  $52,805  $ 17,246   $132,730



                                 ARTESIAN A            TOTAL
Assets:
Investments, at fair value:
  Common/Collective Trusts                            $ 17,124
  Registered Investment
    Companies                                          816,413
  Employer Securities             $ 62,413              62,413
  Total investments                 62,413             895,950

Amounts due from employer           48,395              49,034

Net assets available for
  plan benefits                   $110,808            $944,984


                                  See accompanying notes.


ARTESIAN RESOURCES CORPORATION
SUPPLEMENTAL RETIREMENT PLAN

Statement of Net Assets Available
For Plan Benefits at December 31, 1996


                                   CoreFund Family of Funds

                                       SPECIAL
                              EQUITY    EQUITY    BALANCED    FIXED
Assets:
Investments, at fair value:
  Mutual funds               $238,523  $108,051    $22,698   $117,392

  Total investments           238,523   108,051     22,698    117,392

Amounts due from employer      16,673     9,780                13,635

Net assets available for
  plan benefits              $255,196  $117,831    $22,698   $131,027


                                    SEI
                               STABLE ASSET            TOTAL
Assets:
Investments, at fair value:
  Mutual funds                     $47,159            $533,823

  Total investments                 47,159             533,823

Amounts due from employer            5,298              45,386

Net assets available for
  plan benefits                    $52,457            $579,209


                                  See accompanying notes.




ARTESIAN RESOURCES CORPORATION
SUPPLEMENTAL RETIREMENT PLAN


Statement of Changes in Net Assets
Available for Plan Benefits for the Year Ended December 31, 1997

                                   Fidelity Family of Funds
                                                         MANAGED
                            EQUITY   EMERGING            INCOME   INTERMEDIATE
                          INCOME II   GROWTH   PURITAN  PORTFOLIO     BOND
Additions to net assets
  attributed to:

Contributions:
  Employee                 $ 4,748   $ 4,144   $ 2,620  $  1,568    $    859
  Employer                  53,370    94,674     9,213    22,459       3,437
Investment Income:
  Dividends                  3,967               1,266     3,061       5,529
  Interest
Net unrealized/realized
  appreciation (depreciation)
  of investments            74,905    32,447     6,103                 2,781
Transfers from other funds 257,478   121,393    33,603   122,508     122,878
    Total additions        394,468   252,658    52,805   149,596     135,484


Deductions from net assets attributed to:

Participant distributions    6,476     3,295                 471       2,754
Transfers to other funds     5,960                       131,879
  Total deductions          12,436     3,295         0   132,350       2,754

Net increase (decrease)
   in plan assets          382,032   249,363    52,805    17,246     132,730
Net assets available for
  Plan benefits-
  beginning of year
Net assets available
  for Plan benefits-
  end of year             $382,032  $249,363   $52,805  $ 17,246    $132,730


Statement of Changes in Net Assets
Available for Plan Benefits for the Year Ended December 31, 1997 (Continued)


                                   CoreFund Family of Funds

                                       SPECIAL
                              EQUITY    EQUITY    BALANCED    FIXED
Additions to net assets
  attributed to:

Contributions:
  Employee
  Employer
Investment Income:
  Dividends                 $     60  $    152    $    22  $  1,772
  Interest
Net unrealized/realized
  appreciation (depreciation)
  of investments               4,861    (2,229)       331    (1,706)
Transfers from other funds
    Total additions            4,921    (2,077)       353        66


Deductions from net assets attributed to:

Participant distributions        934                            568
Transfers to other funds     259,183   115,754     23,051   130,525
  Total deductions           260,117   115,754     23,051   131,093

Net increase (decrease)
  in plan assets            (255,196) (117,831)   (22,698) (131,027)
Net assets available for
  Plan benefits-
  beginning of year          255,196   117,831     22,698   131,027
Net assets available
  for Plan benefits-
  end of year               $      0  $      0    $     0  $      0


Statement of Changes in Net Assets
Available for Plan Benefits for the Year Ended December 31, 1997 (Continued)


                             Artesian         SEI
                                A         STABLE ASSET      TOTAL

Additions to net assets attributed to:

Contributions:
  Employee                                                $   13,939
  Employer                    $ 48,395                       231,548
Investment Income:
  Dividends                        765                        16,594
  Interest
Net unrealized/realized
  appreciation (depreciation)
  of investments                   870        $   467        118,830
Transfers form other funds      61,416                       719,276
  Total additions              111,446            467      1,100,187

Deductions from net assets attributed to:

Participant distributions          638                        15,136
Transfers to other funds                       52,924        719,276
  Total deductions                 638         52,924        734,412

Net increase (decrease)
  in plan assets               110,808        (52,457)       365,775
Net assets available for Plan
  benefits- beginning of year                  52,457        579,209
Net assets available for Plan
  benefits- end of year       $110,808        $     0     $  944,984


                                  See accompanying notes.








                  ARTESIAN RESOURCES CORPORATION
                   SUPPLEMENTAL RETIREMENT PLAN
                  Notes to Financial Statements


NOTE 1 - DESCRIPTION OF THE PLAN

GENERAL
  Effective October 1, 1994, Artesian Resources Corporation (the "Company") established the Artesian Resources Corporation Supplemental Retirement Plan (the "Plan") as a defined contribution savings plan for its employees. Pursuant to Internal Revenue Code ("IRC") Section 401(k), the Plan permits certain eligible employees to exclude contributions to the Plan from their current taxable income, subject to certain limits. The Plan is administered by a Committee of Trustees which consists of five members appointed by the Company's Board of Directors. Plan expenses may be paid out of the Plan unless paid by the Company. The Company has paid or will pay all such expenses incurred through December 31, 1997.

PARTICIPATION, VESTING AND WITHDRAWALS
  Generally, all employees as of April 26, 1994 are eligible for Plan participation.

  A service contribution is made by the Company to the Plan for all eligible participants each year based upon each employee's years of service and current compensation in accordance with the following schedule:


       Years of Service                  % of Compensation

            1-5                                  2%

            6-10                                 4%

           11-20                                 5%

          over 20                                6%


  Employees aged 50 to 59 on January 1, 1994 ("Transition Group"), may elect to make tax deductible contributions up to a maximum of 3 percent of their compensation, however, such contributions may not exceed the IRC limitation of $9,500 for all deferrals under all plans in 1997 ("basic contribution"). For every dollar an employee in the Transition Group contributes, the Company will provide a "matching contribution" based on the following schedule:

       Years of Service                  Company Match for
                                        Each Participants' $1

            1-20                                 $3

           21-30                                 $4

          over 30                                $5



NOTE 1 - DESCRIPTION OF THE PLAN (CONTINUED)

  Participant contributions, and the related earnings thereon, are fully vested at all times. Company contributions, and the related earnings thereon, vest as follows:


       Years of Service                   Vested Percentage

         Less than 2                             0%

       2 but less than 3                        20%

       3 but less than 4                        40%

       4 but less than 5                        60%

       5 but less than 6                        80%

        6 years or more                        100%


  Forfeitures are offset against required Company contributions. Any participant who separates from the Company for any reason, shall be entitled to receive the vested interest in his account.

INVESTMENT ELECTIONS
  Participants in the transition group may allocate basic and matching contributions among the various Fidelity Family of Funds and Artesian Resources Class A non-voting common stock provided as investment options by the Plan. Participants in the transition group may elect an allocation among one or more investment funds in multiples of 5 percent with a minimum investment of 10 percent in any selected fund. Service contributions are invested by the Trustee in a uniform manner for all participants.

  Effective in September 1996, shares in the Conestoga Mutual Funds were merged into similar fund types provided through the CoreFund Family of Funds.

  Effective in January 1997, new contributions were invested in the Fidelity Family of Funds. In March 1997, shares in the CoreFund Family of Funds were sold and were reinvested in similar fund types provided through Fidelity Investments.

  Effective July 1, 1997, participants may direct the investment of their account balances into Artesian Class A non-voting common stock.

LOANS
  The plan does not allow participants to obtain loans.

BENEFITS
  Participants are entitled to a benefit payment equal to the amount credited to their accounts upon retirement; upon permanent disability; at age 59-1/2; or upon termination of employment or death. In the event of death of a participant, a death benefit payment is made to the participant's beneficiary. All benefit payments are made in a single lump-sum cash payment.

TERMINATION
  The Company may amend or terminate the Plan. In the event of Plan termination, the accounts of all participants affected shall become fully vested and nonforfeitable. Assets remaining in the Plan may be immediately distributed to the participants, inactive participants and beneficiaries in proportion to their respective account balances; or the trust may be continued with distributions made at such time and in such manner as though the Plan had not been terminated.


NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

INVESTMENT AND RELATED TRANSACTIONS
  For financial reporting purposes, the assets and liabilities of the Plan are reflected on the accrual basis of accounting.

  Plan assets held in the Fidelity Family of Funds and in the Artesian Resources Class A non-voting common stock are valued at fair value based on quoted market prices. In accordance with the policy of stating investments at fair value, net unrealized appreciation (depreciation) is included in the statement of changes in net assets available for Plan benefits.

INCOME TAXES
  The Internal Revenue Service has determined and informed the Company by a letter dated March 31, 1996, that the Plan is qualified and the trust established under the Plan is tax-exempt, under the appropriate sections of the Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, they believe that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

USE OF ESTIMATES
  The preparation of financial statements in conformity with generally accepted accounting principals requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.



ADDITIONAL INFORMATION


  ARTESIAN RESOURCES CORPORATION
   SUPPLEMENTAL RETIREMENT PLAN

  Schedule of Investments at December 31, 1997


  Description                          Cost           Market Value

Fidelity Family of Funds:
  Equity Income II                   $342,561          $381,896*
  Emerging Growth                     264,733           249,126*
  Puritan                              49,331            52,694*
  Managed Income Portfolio             17,124            17,124
  Intermediate Bond                   130,257           132,697*

Artesian A Stock                       61,538            62,413*

  Total investments                  $865,544          $895,950

  * Investment represents more than 5% of total plan assets




ARTESIAN RESOURCES CORPORATION
SUPPLEMENTAL RETIREMENT PLAN

Schedule of Reportable Transactions
for the year ended December 31, 1997
(Series of transactions in one issue
aggregating 5 percent or more of net assets)




                                       Aggregate   Realized Net    Net Gain/
                           Number of    Cost of        Value      (Loss) on
                         Transactions  Purchases      of Sales      Sales

Fidelity Family of Funds:
  Equity Income II            60,8     $353,380     $ 12,583        $ 1,764
  Emerging Growth             57,9      270,949        6,969            753
  Puritan                     61,1       49,402           77              6
  Managed Income Portfolio    73,13     162,346      145,222
  Intermediate Bond           65,8      138,701        8,509             65

Artesian A Stock               3,3       62,222          684              1

CoreFund Family of Funds:
  Equity                        1                    242,510         19,834
  Special Equity                1                    105,974         (7,870)
  Balanced                      1                     23,051            492
  Fixed                         1                    116,890           (651)

SEI Stable Asset                1                     47,626            708






                           SIGNATURES


       Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.


                        ARTESIAN SUPPLEMENTAL RETIREMENT PLAN
                        (Name of Plan)

                             By: Artesian Water Company, Inc.
                                 Plan Administrator



                             By: /s/ Dian C. Taylor
                                     Dian C. Taylor
                                   Chief Executive Officer
                                     and President



  Dated:  July 15, 1998